Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, CO 80305

Telephone: 303-494-3000

Facsimile: 303-494-6309

July 23, 2009

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attn: H. Christopher Owings

Re:

China Ding Cheng Science Holdings Co., Ltd.

Amendment No. 1 to Registration Statement on Form 10

Filed July 8, 2009

File No. 0-53658

Dear Mr. Owings:

On behalf of China Ding Cheng Science Holdings Co., Ltd., a Nevada corporation (the “Company”), enclosed please find our responses to your comment letter dated July 17, 2009.

Business of Issuer, page 4

1.

We note your response to comment five in our letter dated May 29, 2009.  We reissue our comment in part. Please augment your disclosure to take into account the consideration that a private company would have to provide to you in a transaction as well as your obligation to file a Form 8-K in connection with a transaction including Form 10 information for the private operating company

Response:  In response to comment 1, we have included the following disclosure under Item 1 Description of Business in our Form 10A:

“The Company intends to concentrate its acquisition efforts on businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned.  The Company believes some of the general benefits to be obtained by a company through a business combination with the Registrant include, but are not limited, to the fact that the company with the operating business will gain control of a company that has a pre-existing shareholder base and which is already registered under the Securities Act of 1934 and is already filing periodic reports with the Securities and Exchange Commission (“SEC”).  As noted above, the acquisition of a business opportunity may be made by purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, or partnership.  It is not anticipated that the private operating Company will provide any monetary consideration to the Registrant in conjunction with a business combination.  However, the officers, directors and principal shareholders of the Registrant may actively negotiate for the sale of a portion of their common stock to shareholders of the private operating company as a condition to, or in connection with, a proposed merger or acquisition transaction. (see “Conflicts of Interest” in Item 7).  In the event that a private operating company engages in a business combination with the Registrant, the Registrant will be required to file a Form 8-K information statement which includes the same type of information that would be included in a Form 10 registration statement for the private operating company.

In the event that the operating business considering a business combination with the Company is a foreign corporation the Company believes that there may be additional benefits to be gained by such a foreign corporation through a merger with the Registrant.  Such benefits include, but are not limited to the following: i) the SEC reporting obligations for a foreign corporation (i.e. a corporation formed in a country other than the United States) are different than the reporting requirements for a corporation incorporated in the United States.  Generally, there is less public information available regarding foreign corporations because the only periodic report they are required to file is an annual report on Form 20-F.  Investors may consider this to be a disadvantage.  Alternatively, if a foreign corporation participates in a merger with the Registrant, the post merger company becomes a United States corporation which is required to file periodic reports, including quarterly reports on Form 10-Q and annual reports on Form 10-K, and current reports on Form 8-K.  Investors may consider the fact that additional information is available regarding the post merger company to be an advantage, thereby increasing the likelihood that parties may invest in the post-merger company; and ii)  Investors that are interested in investing in foreign companies are generally more inclined to do so if the foreign company is a fully-reporting entity with the SEC.”

Item 2.  Financial Information, page 14

Item 15.  Financial Statements and Exhibits, page 23

Unaudited Financial Statements for Period Ended March 31, 2009, page F-2 through F-9

2.

Where applicable, please revise your unaudited interim financial information for the comments issued on your audited financial statements for the fiscal year ended December 31, 2008.

Response:  Unaudited financial statements for period ended March 31, 2009 has been revised accordingly.

Audited Financial Statements for Fiscal Years Ended December 31, 2008 and 2007

Statement of Operations, page F-12

3.

We note your response to comment 21 in our letter dated May 29, 2009. However, we were unable to locate your revision to the financial statements to reflect the forgiveness of debt as a capital contribution. Please revise your financial statements accordingly to correct this error. Refer to footnote 1 to paragraph 20 of APB 26. Please also provide the disclosures required in paragraph 26 of SFAS 154 for the correction of an error.

Response:  The audited financial statements for fiscal years ended December 31, 2008 and 2007 and related notes have been revised to reflect the reclassification of $132,632 debt forgiveness income to a capital transaction.

Statement of Stockholders’ Equity (Deficit) page F-13

4.

We note your response to comment 22 in our letter dated May 29, 2009 However, this statement continues to indicate the 12 million shares were issued for cash and we were unable to locate the change we requested to reflect these shares as “common stock issued for payment of shareholders’ payable” Please revise the line item caption on this statement to accurately describe what you received in exchange for this issuance of common stock.

Response:  The line item caption “common stock issued for cash”  in statement of stockholder’s equity is changed to “common stock issued for payment of shareholders’ payable”  to reflect this noncash transaction.

Notes to Financial Statements

Note 2— Summary of Significant Accounting Policies, page F-15

Comprehensive Income (Loss), page F-16

5.

We note your response to comment 23 in our letter dated May 29, 2009. However, we were unable to locate your revision to add “other” in front of “comprehensive income.” Please revise your disclosure accordingly.

Response:  Added “other” in front of “comprehensive income”

Share-Based Payments, page F-16

6.

We note your response to comment 24 in our letter dated May 29, 2009. However, we were unable to locate the revised disclosure discussed in your response. If there are no share-based payment plans currently approved by the Board of Directors, please revise your footnote disclosure to state that there are no stock options plans approved and no stock options or warrants are outstanding.

Response: The Company has stated in Item 6 that “The Company has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.”

“share-based payments” section of note-2 has been revised to include this information.

Note 3 - Going Concern, page F-20

7.

We note your response to comment 17 in our letter dated May 29, 2009. However, we note that the revisions discussed in your response have not yet been made in your footnote disclosures for either the unaudited or audited financial statements.  Please revise disclosures in Note 3 as indicated in the example disclosure included in your response letter.

Response:  Note 3 in our financial statements has been revised as below in accordance to Auditing Standards Section 341.10:

“Note 3 ---Going Concern.   The Company's financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. At December 31, 2008 and 2007, the Company had an accumulated deficit of ($307,629) and ($301,627). The Company also realized net losses of ($6,362) and ($5,624) for the years ended December 31, 2008 and 2007, respectively. The Company has not established any source of revenue to cover its operating costs. The Company will engage in very limited activities without incurring any liabilities that must be satisfied in cash until a source of funding is secured. The Company will offer noncash consideration and seek equity lines, including obtaining loans from officers and directors, as a sole means of financing its operations. If the Company is unable to obtain revenue producing contracts or financing or if the revenue or financing it does obtain is insufficient to cover any operating losses it may incur, it may substantially curtail or terminate its operations or seek other business opportunities through strategic alliances, acquisitions or other arrangements that may dilute the interests of existing stockholders.  “

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

FRASCONA JOINER GOODMAN AND GREENSTEIN, P.C.

By: /s/ Gary S. Joiner, Esq.

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